UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the Fiscal Year Ended December 31, 2014

 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

 CUMMINS RETIREMENT AND SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
 (Full title of the plan)

 CUMMINS INC.
  500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014 AND 2013

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

TABLE OF CONTENTS
DECEMBER 31, 2014 AND 2013

*  As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2014 and of reportable transactions for the year ended December 31, 2014 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and
  Participants of the Cummins Retirement and
  Savings Plan for Collectively Bargained Employees
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Retirement and Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BLUE & CO., LLC
BLUE & CO., LLC
Seymour, Indiana
June 25, 2015

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

Assets	2014	2013

Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value:
Cummins Inc. common stock fund	$13,034,455	$11,219,026
Other investments	265,353,882	262,526,842
Total investments	278,388,337	273,745,868
Employee contributions receivable	210,838	-0-
Employer contributions receivable	86,959	-0-
Contributions receivable from outside plans	2,717,844	-0-
Notes receivable from participants	7,335,790	6,961,337
Net assets available for benefits
Net assets reflecting all investments
at fair value	288,739,768	280,707,205
Adjustment from fair value to contract
value for fully benefit-responsive	632,117	(633,571)
investment contracts
Net assets available for benefits	$289,371,885	$280,073,634

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

Additions
Contributions:
Employer	$5,081,110
Employee	13,095,404
Plan interest in Cummins Inc. and Affiliates Retirement
and Savings Plans Master Trust investment income	14,427,947
Interest on notes receivable from participants	281,461
Total additions	32,885,922
Deductions
Benefits paid to participants	25,062,390
Administrative expenses	13,510
Total deductions	25,075,900
Fund transfers with affiliate plans	(1,229,615)
Fund transfers with outside plans	2,717,844
Net change in net assets available for benefits	9,298,251
Net assets available for benefits, beginning of year	280,073,634
Net assets available for benefits, end of year	$289,371,885

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

1.   DESCRIPTION OF THE PLAN

The following description of the Cummins Retirement and Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees are bargaining unit employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An amendment effective December 31, 2014 merged certain employees subject to collective bargaining agreements included in the Cummins Northwest Retirement Savings Plan (the “CNW Plan”) into the Cummins Retirement and Savings Plan for Collectively Bargained Employees. The transfer of these assets was $2,717,844 and is reflected in the accompanying financial statements as “Fund transfers with outside plans” in the Statement of Changes in Net Assets Available for Benefits and included as “Contributions receivable from outside plans” in the Statements of Net Assets Available for Benefits.

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the Cummins Retirement and Savings Plan for Non-Bargaining Employees.

The trustee for the Master Trust is State Street Corporation (“Trustee”). As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with affiliate plans”.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-five investment options, including the Cummins Inc. Common Stock Fund.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Matching Contributions

The Company matches participant contributions using various formulas of 50% of the first 2% of participant’s wages contributed (up to a maximum of $325), 100% of the first 2% of participant’s wages contributed, 50% of $900, 50% of the first 4% of participant’s wages contributed, 50% of the first 6% of participant’s wages contributed, or 100% of the first 2% of participant’s wages contributed, 50% on the next 2%, and 25% on the next 4% of participant’s wages contributed based on the participant’s employing company, as defined. The matching contribution is made in the form of cash or Company stock, based on the participant’s employing company, as defined. The entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Notes Receivable from Participants

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan. Principal and interest is paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the Stable Value fund and common/collect trust investments. The Stable Value fund consists primarily of insurance contracts and bank investment contracts with various companies. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Contract

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses. Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

The common/collective trust investments are public investment securities valued using the net asset value (NAV) provided by fund managers. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company. However, a portion of administrative fees are charged to participants’ accounts (a monthly fee of 0.05% of the participant’s account balance up to a maximum of $5).

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

3.   INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was 11.3% and 11.7%, respectively.

The following investments are held by the Master Trust as of December 31:

	2014	2013
Cummins Inc. Common Stock Fund	$599,200,268	$577,454,007
Stable Value fund wrapped
investment contracts	339,594,881	374,315,607
Stable Value fund wrapper contracts	85,501	100,476
Common / collective trusts	699,666,086	583,325,514
Registered investment companies	827,178,198	808,973,111
Total	$2,465,724,934	$2,344,168,715

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

The Plan’s percentage of each investment classification held by the Master Trust as of December 31 is as follows:

	2014	2013
Cummins Inc. Common Stock Fund	2.2%	1.9%
Stable Value fund	30.3%	30.0%
Common / collective trusts	9.9%	10.0%
Registered investment companies	11.3%	11.3%

The Stable Value fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts. This fund includes open-ended, security-backed investments. The contracts have varying yields which averaged 1.66 percent and 1.38 percent during the years ended December 31, 2014 and 2013, respectively. The contracts have varying crediting interest rates which averaged 2.01 percent and 1.87 percent during the years ended December 31, 2014 and 2013, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans. To accomplish these objectives, the Stable Value fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Stable Value fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value fund. A synthetic investment contract, or wrapper contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Stable Value fund.

In a wrapper contract structure, the underlying investments are owned by the Stable Value fund and held in trust for participants. The Stable Value fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned. Over time, the crediting rate formula amortizes the Stable Value fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of their qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized. If, in the event of default of an issuer, the Plan were unable to obtain a replacement the Plan could seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

The contracts’ aggregate fair values were approximately $(2,100,000) and $2,100,000 higher(less) than the reported contract values at December 31, 2014 and 2013, respectively.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

The Master Trust contains multiple common/collective trusts which invest in a variety of investments and each has its own investment strategy as follows:

Vanguard Target Retirement Trusts

The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement. The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce. The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date. The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios. All of the assets are invested in index funds.

NT Collective S&P 500 Index Fund – Lending

The primary objective of this fund is to approximate the risk and return characterized by the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. To achieve its objective, the fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. The fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. This fund may participate in securities lending.

NT Collective Aggregate Bond Index Fund – Lending

The primary objective of this fund is to provide investment results that approximate the overall performance of the Barclay’s Capital Aggregate Bond Index. The fund may hold units of participation in any fixed income collective fund established and maintained by Northern Trust or any of its affiliates. The fund may make limited use of interest rate futures and/or options for the purpose of maintaining market exposure. This fund may participate in securities lending.

NT Collective All Country World Ex-US Index Fund – Lending

The primary objective of this fund is to approximate the risk and return characterized by the MSCI All Country World ex-US Index. This index is commonly used to represent the global non-U.S. equity markets. To achieve its objective, the fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. The fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. This fund participates in securities lending.

There are no redemption restrictions on any of these common/collective trusts.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Investments that represent 5% or more of the Master Trust’s assets in either year are separately identified as follows:

	2014	2013
American Funds Growth Fund of America	$159,606,626	$148,589,193
Cummins Inc. Common Stock Fund	599,200,268	577,454,007
NTGI S&P 500 Index Fund	218,103,614	185,745,632
Vanguard Wellington Admiral Shares Fund	295,213,883	270,121,899
Aegon Wrapped Investment Contract	108,984,663	120,943,549
Royal Bank of Canada Wrapped
Investment Contract	110,216,771	121,272,026
MetLife Wrapped Investment Contract	109,528,606	119,648,610
Other	864,870,503	800,393,799
Total	$2,465,724,934	$2,344,168,715

Investment income for the Master Trust for the year ended December 31, 2014 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. Common Stock Fund	$16,804,643
Common / collective trusts	54,663,669
Registered investment companies	49,246,384
Interest	6,719,677
Dividends paid on Cummins Inc. common stock	9,361,330

4.   CUMMINS STOCK FUND

The following is the Master Trust’s investment in Cummins Inc. common stock (excluding cash) at December 31:

	2014	2013
Number of shares	4,139,096	4,076,913
Cost	$234,405,059	$185,434,458
Market	$596,733,470	$574,722,425

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

5.   TAX STATUS

The Internal Revenue Service has determined by an opinion letter for the Plan dated February 7, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended subsequent to February 7, 2013, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities. Management has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions. However, as of the date the financial statements were available to be issued, there were no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2011.

6.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by State Street Corporation and shares of Cummins Inc. State Street Corporation is the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Hewitt Associates, LLC serves as the Plans’ third party administrator. Blue & Co., LLC serves as the Plan’s auditor. JPMorgan Asset Management serves as the Plan’s investment manager of the Stable Value fund. Transactions with these parties qualify as party-in-interest transactions.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2014	2013
As reported per the financial statements	$289,371,885	$280,073,634
Adjustment from fair value to contract value
for fully benefit-responsive investment		633,571
contracts	(632,117)
As reported per the Form 5500	$288,739,768	$280,707,205

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2014:

As reported per the financial statements	$14,427,947
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts at December 31, 2014	(632,117)
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts at December 31, 2013	(633,571)
As reported per the Form 5500	$13,162,259

8.   FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy are described as follows:

  Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

  Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

  Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

  Registered investment companies and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

  Common/collective trusts: Valued at the net asset value (NAV) of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

  Guaranteed investment contract (Stable Value fund): Guaranteed investment contracts are valued at fair value by JPMorgan Asset Management by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Reasonableness of the methodology is evaluated through a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market data.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

The following table sets forth by level, within the hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

		2014
	Fair
	Value	Level 1	Level 2
Master Trust level assets
Registered investment
companies:
Bond funds	$ 70,914,000	$ 70,914,000	$-0-
Balanced funds	295,213,883	295,213,883	-0-
Growth funds	247,310,394	247,310,394	-0-
Value funds	109,945,945	109,945,945	-0-
Other	103,793,976	103,793,976	-0-
Common stocks:
Cummins Inc. fund	599,200,268	599,200,268	-0-
Common/collective trusts:
Equity index funds	224,059,962	-0-	224,059,962
Bond index funds	15,212,145	-0-	15,212,145
Target funds	460,393,979	-0-	460,393,979
Stable Value fund:
Cash equivalents	10,950,342	10,950,342	-0-
Wrapped investment
contracts	328,644,539	-0-	328,644,539
Wrapper contracts	85,501	-0-	85,501

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

		2013
	Fair
	Value	Level 1	Level 2
Master Trust level assets
Registered investment
companies:
Bond funds	$ 75,986,210	$ 75,986,210	-0-
Balanced funds	270,121,899	270,121,899	-0-
Growth funds	244,917,049	244,917,049	-0-
Value funds	119,481,154	119,481,154	-0-
Other	98,466,799	98,466,799	-0-
Common stocks:
Cummins Inc. fund	577,454,007	577,454,007	-0-
Common/collective trusts:
Equity index funds	190,432,064	-0-	190,432,064
Bond index funds	8,720,989	-0-	8,720,989
Target funds	384,172,461	-0-	384,172,461
Stable Value fund:
Cash equivalents	12,551,898	12,551,898	-0-
Wrapped investment
contracts	361,763,709	-0-	361,763,709
Wrapper contracts	100,476	-0-	100,476

The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no significant transfers between Levels 1 and 2 during 2014 or 2013.

SUPPLEMENTARY INFORMATION

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2014	EIN 35-0257090 Plan Number: 030
(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
*`	Participant Loans	1 - 4 1/2 year maturity	$-0-	$7,335,790
4.25%

* Party-in-interest

See report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

By: Benefits Policy Committee of Cummins Inc.

Date: June 25, 2015	By: /s/ Donald G. Jackson
Donald G. Jackson
Vice President – Treasurer